Exhibit 21.1

Subsidiaries of Black Diamond Industries, Inc.

Name	State of Incorporation	Registrant's Ownership
DDS Holdings, Inc.	Delaware	100% of the issued and outstanding shares
DDS Technologies USA, Inc.	Delaware	100% of the issued and outstanding shares